Exhibit 4.6

C#: 44097 L#: 44098 Ls#: 8800021447

Amendment No. 01

To Security Agreement

___________________________________________________________________________________________________________

THIS AMENDMENT dated as of May 10, 2002 amends that certain Security Agreement dated as of January    , 2002 (the “Agreement”) between Key Equipment Finance, a Division of Key Corporate Capital Inc., as lender, and AIRNET SYSTEMS, INC., as Borrower.  Unless otherwise specified herein, all capitalized terms shall have the meanings ascribed to them in the Agreement.

BORROWER’S FINANCIAL COVENANTS. Borrower hereby covenants with Lender as follows:

1.                                       Minimum Net Worth: permit or suffer the Consolidated Net Worth of the Company and its subsidiaries at any time to be less than the sum of $73,338,000, plus 50% of the Consolidated net income of the Company and its subsidiaries, commencing with the fiscal year end ending December 31, 2001, and to accumulate on an on-going basis throughout the term of the Note, provided that, if such income is negative in any fiscal year of the Company, the amount added for such fiscal year shall be zero and such amount shall not reduce the amount added pursuant to any other fiscal year.

2.                                       Funded Debt Ratio: its Funded Debt Ratio shall not exceed 2.50 to1.00 at any time.

3.                                       Cash Flow Coverage Ratio: its Cash Flow Coverage Ratio shall not be less than 1.2 to 1.00, as measured on a quarterly basis.

4.

Definitions:

a)                                     “Consolidated” shall mean, when used in reference to any financial term in this Agreement, the aggregate for two or more Persons of the amounts signified by such term for all such Persons determined on a consolidated basis in accordance with generally accepted accounting principles.

b)                                    “Cash Flow Coverage Ratio” shall mean as of the last day of any fiscal quarter of the Company and determined for the Company and its subsidiaries on a Consolidated basis, the ratio of (a) EBITDA plus the amount of rent paid under operating leases, and minus the amount of capital expenditures which are not financed by long term debt, in each case for the four consecutive fiscal quarter period then ending, to (b) Interest Expense, plus the amount of rent paid under operating leases, in each case as calculated for the four fiscal quarters then ending, and plus the current portion of Funded Debt as of the last day of such fiscal quarter.  .

c)                                     “EBITDA” shall mean,, for any period, net income for such period plus all amounts deducted in determining such net income on account of (a) Interest expense, (b) income taxes , and (c) depreciation and amortization expense..

d)                                    “Funded Debt Ratio” shall mean, as of any date, the ratio of (a) Funded Debt as of such date to (b) EBITDA, as calculated for the four consecutive fiscal quarters of the Company most recently ended.

e)                                     “Funded Debt” as of any date, shall mean: (a) all debt for borrowed money and similar monetary obligations evidenced by bonds, notes, debenutures, capital leease obligations or otherwise, including with out limitation obligations in respect of deferred purchase price of properties or assets, in each case whether direct or indirect; (b) all liabilities secured by any lien existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; (c) all reimbursements obligations under outstanding letters of credit in respect of drafts which (i) may be presented or (ii) have been presented and have not yet been paid, and (d) all contingent liabilities relating to any obligations or others similar in character to those described in the foregoing clauses (a) through (c), all as determined for the Company and its subsidiaries on a Consolidated basis.

f)                                       “Interest Expense” shall mean for any period, total interest and related expense (including , without limitation, that portion of any capitalized lease obligation attributable to interest expense in conformity with GAAP, amortization of debt discount, all capitalized interest, the interest portion of any deferred payment obligations , all commissions, discounts and other fees and charges owed with respect to letter of credit and bankers acceptance financing, the net costs and net payments under any interest rate hedging, cap or similar agreement or arrangement, prepayment charges, agency fees, administrative fees, commitment fees and capitalized transaction costs allocated to interest expense) paid, payable or accrued during such period, without duplication of any period, with respect to all its subsidiaries on a Consolidated basis.

g)                                    “Net Worth” of any Person shall mean, as of any date, the amount of capital stock, paid in capital and similar equity accounts plus (or minus in the case of a deficit) the capital surplus and retained earnings of such Person and the amount of any foreign currency translation adjustment account shown as a capital account of such Person.

h)                                    “Person” shall include an individual, a corporation, an association, a partnership, a trust or estate, a joint stock company, an unincorporated organization, a joint venture, a trade or business (whether or not incorporated), a government (foreign or domestic) and any agency or political subdivision thereof, or any other entity.

5.                                       Compliance. Borrower shall, within ninety (90) days of the end of each fiscal year end, and within forty five (45) days of each quarter end of Borrower, provide Lender with a certificate (a “Compliance Certificate”) representing that Borrower is in full compliance with the foregoing financial covenants and setting forth the calculations used by Borrower to reach its conclusion. The Compliance Certificate shall be signed by Borrower’s chief financial officer or, if Borrower does not have a chief financial officer, such other officer or employee of Borrower who performs the duties typically undertaken by a chief financial officer.

EXCEPT AS EXPRESSLY MODIFIED HEREBY, ALL OF THE TERMS, COVENANTS AND CONDITIONS OF THE AGREEMENT SHALL REMAIN IN FULL FORCE AND EFFECT AND ARE IN ALL RESPECTS HEREBY RATIFIED AND AFFIRMED.

IN WITNESS WHEREOF, Lender and Borrower have executed this Amendment as of the date first written above.

Lender:	Borrower:

Key Equipment Finance, a Division of Key Corporate Capital Inc.	AIRNET SYSTEMS, INC.

X
By:	Name:
Name:	Title:
Title:

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